Back to Form T-3
Exhibit T3D.2
UNITED STATES DISTRICT COURT FOR THE MIDDLE DISTRICT OF FLORIDA TAMPA DIVISION
EASTWOOD ENTERPRISES, LLC Individually and on Behalf of All Others Similarly Situated, Plaintiffs, vs. TODD S. FARHA, PAUL L. BEHRENS, THADDEUS BEREDAY, and WELLCARE HEALTH PLANS, INC., Defendants.	: : : : : : : : : : : : : :	Case No.: 8:07-cv-1940-VMC-EAJ

PRELIMINARY APPROVAL ORDER

       WHEREAS, the New Mexico State Investment Council, the Public Employees Retirement Association of New Mexico, the Teachers’ Retirement System of Louisiana, the Policeman’s Annuity and Benefit Fund of Chicago, and the Public School Teachers’ Pension and Retirement Fund of Chicago (collectively, “Lead Plaintiffs”) on behalf of the putative class, and WellCare Health Plans Inc. (“WellCare,” collectively, with Lead Plaintiffs, the “Parties”), by and through their respective counsel, have entered into a settlement of the claims asserted against WellCare, Todd S. Farha (“Farha”), Paul L. Behrens (“Behrens”), and Thaddeus Bereday (“Bereday’) (with WellCare, collectively, “Defendants”) in the above-captioned consolidated class action (the “Action”), the terms of which are set forth in a Stipulation and Agreement of Settlement (the “Stipulation”), dated as of December 17, 2010; and
       WHEREAS, Lead Plaintiffs have moved, pursuant to Rule 23(e) of the Federal Rules of Civil Procedure, for an Order preliminarily approving the Stipulation, certifying a Class solely for the purposes of settlement, and providing for notice to potential members of the Class; and

       WHEREAS, the Court has read and considered the Stipulation and exhibits thereto, including the proposed Notice of Pendency of Class Action and Proposed Settlement, Settlement Fairness Hearing, and Motion for Attorneys’ Fees and Reimbursement of Litigation Expenses (the “Notice”), the proposed Summary Notice of Pendency of Class Action and Proposed Settlement, Settlement Fairness Hearing, and Motion for Attorneys’ Fees and Reimbursement of Litigation Expenses (the “Summary Notice”), the proposed Proof of Claim form, and the [Proposed] Order and Judgment, and found that substantial and sufficient grounds exist for entering this Order;

       NOW, THEREFORE, IT IS HEREBY ORDERED:

               1.           The Court, for purposes of this Order, adopts all defined terms as set forth in the Stipulation.  Any inconsistencies between the Stipulation and the Notice will be controlled by the language of the Stipulation.
                2.          The Court hereby GRANTS the Motion for Preliminary Approval of Settlement and Certification of Class for Settlement Purposes (Doc. #264) and preliminarily certifies the following class for the purposes of settlement only (the “Class”), pursuant to Rule 23(a) and Rule 23(b)(3) of the Federal Rules of Civil Procedure:  all persons and entities who purchased or otherwise acquired WellCare common stock during the period between February 14, 2005, through 10:59 a.m. Eastern Standard Time on October 24, 2007, inclusive (the “Class Period”), and were damaged thereby.  Excluded from the Class are:  (1) all persons or entities who purchased or otherwise acquired WellCare’s common stock during the Class Period and sold or otherwise disposed of such WellCare common stock during the Class Period, to the extent of those shares; (2) Defendants Farha, Behrens and Bereday and members of their immediate families; (3) any entity in which Defendants WellCare, Farha, Behrens or Bereday had a controlling interest during the Class Period; (4) officers and directors of WellCare during the Class Period; and (5) the legal representatives, heirs, successors, or assigns of any of the excluded persons or entities who assert any interest in WellCare common stock through or on behalf of any of the excluded persons or entities.  Also excluded from the Class are any persons or entities who exclude themselves by filing a request for exclusion in accordance with the requirements set forth in the Notice.
                3.          The Court finds and preliminarily concludes, for the purposes of the Settlement only, that the prerequisites to class action certification under Fed. R. Civ. P. 23(a) and 23(b)(3) have been satisfied for the Class defined herein, in that:
(a) (b) (c) (d) (e) (f)	the number of Class Members is so numerous that joinder of all Class Members is impracticable;
there are questions of law and fact common to the Class Members;
Lead Plaintiffs’ claims are typical of the Class’s claims;
Lead Plaintiffs and Lead Counsel have and will fairly and adequately represent and protect the interests of the Class;
the questions of law and fact common to the Class Members predominate over any individual questions; and
a class action is superior to other available methods for the fair and efficient adjudication of the controversy.

                4.          The Court hereby finds that Lead Plaintiffs are adequate representatives of the Class and certifies them as Class Representatives for the Class and certifies their counsel Bernstein Litowitz Berger & Grossmann LLP and Labaton Sucharow LLP, previously named as Lead Counsel, as Class Counsel.

                5.          The Court preliminarily approves the Settlement and the terms set forth in the Stipulation as being fair, reasonable and adequate, subject to further consideration at a hearing to be held before this Court on May 4, 2011 at 10:00 a.m. (the “Settlement Hearing”) to:
                (a)        determine whether the proposed settlement of the Action on the terms and conditions provided for in the Stipulation is fair, reasonable and adequate and should be approved by the Court;
                (b)        determine whether a judgment substantially in the form attached as Exhibit B to the Stipulation should be entered herein;
(c)        determine whether the Action should be finally certified, for settlement purposes, as a class action under Rules 23(a) and (b)(3) of the Federal Rules of Civil Procedure;
(d)        determine whether the proposed Plan of Allocation is reasonable and should be approved;
(e)        determine whether Lead Counsel’s application for attorneys’ fees and Litigation Expenses should be granted;
(f)         determine whether Lead Plaintiffs’ application for reimbursement of costs and expenses incurred as a result of their representation of the Class should be approved;
and
(g)        rule upon such other matters as the Court may deem appropriate.
6.          The Court recognizes and acknowledges that, if the Court approves the proposed Settlement and enters the Judgment proposed by the Stipulation, WellCare will distribute the WellCare Bonds in reliance on the exemption from registration provided by Section 3(a)(10) of the Securities Act of 1933, 15 U.S.C. § 77c(a)(10) as amended.

                7.          The Court approves the form, substance and requirements of the Notice and the Summary Notice (collectively, the “Settlement Notices”) and finds that the procedures established for publication, mailing and distribution of such Settlement Notices substantially in the manner and form set forth in paragraphs 8 through 10 of this Order are the best notice practicable under the circumstances and are in full compliance with the notice requirements of due process, Rule 23 of the Federal Rules of Civil Procedure, Section 21D(a)(7) of the Securities Exchange Act of 1934, 15 U.S.C. §78u-4(a)(7), as amended by the Private Securities Litigation Reform Act of 1995 (the “PSLRA”), and other applicable law in the United States and shall constitute due and sufficient notice to all persons entitled to notice.
                8.          The Court approves the appointment of The Garden City Group, Inc. as the Claims Administrator.
                9.          Lead Counsel shall cause the Notice and the Proof of Claim form, substantially in the forms annexed hereto as Exhibits 1 and 2, to be mailed, by first-class mail, postage prepaid, within ten (10) business days of entry of this Order (the “Notice Date”), to all Class Members at the address of each such person as set forth in the records of WellCare’s stock transfer agent, or who otherwise can be identified through reasonable effort.  For the purpose of providing notice to the Class, WellCare shall, within five (5) business days following the entry of this Order, provide or cause to be provided to the Claims Administrator (at no cost to the Settlement Fund, Lead Counsel or the Claims Administrator) its shareholder lists as maintained by its stock transfer agent, in electronic form or such other form as is reasonably available to WellCare or its stock transfer agent.  Lead Counsel shall, at or before the Settlement Hearing, file with the Court proof of mailing of the Notice and Proof of Claim.

                10.        Lead Counsel shall cause the Summary Notice, substantially in the form annexed hereto as Exhibit 3, to be published in Investor’s Business Daily and on PR Newswire and Bloomberg News Service, within fourteen (14) calendar days of the Notice Date.  Lead Counsel shall, at or before the Settlement Hearing, file with the Court proof of publication of the Summary Notice.
                11.        Lead Counsel shall use reasonable efforts to give notice to nominee owners such as brokerage firms and other persons or entities who purchased WellCare common stock during the Class Period as record owners but not as beneficial owners.  Such nominees who hold or held WellCare common stock for beneficial owners who are members of the Class are directed (a) to provide the Claims Administrator with lists of the names and last known addresses of the beneficial owners for whom they purchased WellCare common stock during the Class Period within seven (7) calendar days of receipt of the Notice, or (b) to send the Notice and Proof of Claim Form to the beneficial owners.  If the nominee owner elects to send the Notice and Proof of Claim Form to the beneficial owners, the nominee owner is directed (i) to request additional copies of the Notice and Proof of Claim Form within seven (7) calendar days of receipt of the Notice, and (ii) to mail the Notice and Proof of Claim Form within seven (7) calendar days of receipt of the copies of the Notice from the Claims Administrator, and upon such mailing the nominee owner shall send a statement to the Claims Administrator confirming that the mailing was made as directed.  Such nominee owners shall be reimbursed from the Settlement Fund, after receipt by the Claims Administrator of proper documentation, for the reasonable expenses of sending the Notice and Proof of Claim Form to the beneficial owners.
                12.        Lead Counsel may pay from the Settlement Fund, without further approval from WellCare or further order of the Court, the Notice and Administration Costs actually incurred up to the amount of $500,000.00.  Such costs and expenses shall include, without limitation, the actual costs of publication, printing and mailing the Notice, Summary Notice, reimbursements to nominee owners for forwarding the Notice to their beneficial owners of WellCare common stock, the administrative expenses incurred and fees charged by the Claims Administrator in connection with providing Notice and processing the submitted Claims, and the fees, if any, of the Escrow Agent, Bond Escrow Agent and DRS Administrator.
                13.        Lead Counsel and their agents are authorized and directed to cause to be prepared any tax returns to be filed for the Settlement Fund and to cause any Taxes due and owing to be paid from the Settlement Fund without further Order of the Court, and to otherwise perform all obligations with respect to Taxes and any reportings or filings in respect thereof as contemplated by the Stipulation without further order of the Court.
                14.        Class Members shall be bound by all determinations and judgments in this Action, whether favorable or unfavorable, unless such persons request exclusion from the Class in a timely and proper manner, as hereinafter provided.  A Class Member wishing to make a request for exclusion must submit such a request in written form to the address designated in the Notice, such that it is received no later than twenty-one (21) calendar days prior to the Settlement Hearing.  Such written request for exclusion must clearly provide all of the following information: (a) the name, address and telephone number of the person or entity requesting exclusion; (b) all of the person’s or entity’s transactions in WellCare common stock during the Class Period, including the number of WellCare common stock shares purchased or acquired, the date of each purchase, acquisition or sale and the price paid and/or received, and whether the person or entity owned any shares immediately prior to the Class Period and if so how many; and (c) a signed statement that the person or entity wishes to be excluded from the Class in this

Action.  If the exclusion request is made by someone other than the Class Member directly, the person or entity submitting the exclusion request must provide documentation evidencing authority to submit the exclusion request on behalf of the Class Member.  The request for exclusion shall not be effective unless it provides the required information and is made within the time stated above, or the exclusion is otherwise accepted by the Court.
                15.        Putative Class Members who are excluded from the Class shall not be entitled to receive any payment out of the Net Settlement Fund as described in the Stipulation and Notice.
                16.        Any Class Member who wishes to participate in the distribution(s) from the Net Settlement Fund must complete and submit a Proof of Claim form, in accordance with the instructions contained therein.  Unless otherwise ordered by the Court, all Proof of Claim forms must be completed and submitted no later than one hundred (100) calendar days after the Notice Date.  Unless otherwise ordered by the Court, any Class Member who does not complete and submit a valid Proof of Claim form within the time provided shall be barred from sharing in the distribution of the Net Settlement Fund.
                17.        Lead Counsel shall submit papers in support of final approval of the Stipulation and its application for an award of attorneys’ fees and Litigation Expenses by no later than thirty-five (35) calendar days prior to the Settlement Hearing.  Any reply papers, if necessary, shall be submitted one week prior to the Settlement Hearing.
                18.        The Court will consider comments and/or objections by any Class Member to the Settlement and with respect to any other matter identified above in paragraph 5 to be addressed at the Settlement Hearing only if the Class Member has not requested exclusion from the Class and only if such comments and/or objections and any supporting papers

(accompanied by due proof of service upon Lead Counsel and WellCare’s Counsel in the time and manner provided below) are filed in writing with the Clerk of the United States District Court for the Middle District of Florida, 801 North Florida Avenue, Tampa, FL 33602, no later than twenty-one (21) calendar days before the Settlement Hearing and copies of all such papers and briefs are served by hand, mail or by overnight delivery, such that they are received no later than twenty-one (21) calendar days before the Settlement Hearing, by each of the following:

LABATON SUCHAROW LLP Thomas A. Dubbs 140 Broadway New York, NY 10005 BERNSTEIN LITOWITZ BERGER & GROSSMANN LLP Steven B. Singer 1285 Avenue of the Americas New York, New York 10019	HOGAN LOVELLS US LLP George H. Mernick, III 555 13th Street, NW Washington, D.C. 20004
Co-Lead Counsel for Lead Plaintiffs and the Class	Counsel for WellCare

Any Class Members who intend to object and/or comment must include in their filing documentation sufficient to show all their transactions in WellCare common stock during the Class Period (including date of transaction, number of shares, and price) and whether they owned any WellCare common stock immediately prior to the Class Period, and if so, how many shares.  Attendance at the Settlement Hearing is not necessary.  Class Members wishing to appear, however, to be heard orally to oppose and/or comment on any matters to be presented at the Settlement Hearing (including the approval of the Settlement) and/or to present evidence at the Settlement Hearing, must submit with their written filing notice of their intention to appear at the Settlement Hearing and the identity of any witnesses they may seek to call to testify and exhibits they may seek to introduce into evidence at the Settlement Hearing.  Any party has the right to object to any testimony or other evidence which a person objecting to the Settlement seeks to introduce.
                19.        Unless the Court orders otherwise, no member of the Class or other person shall be entitled to object, or otherwise be heard, except by serving and filing written objections as described above.  Any person who does not object in the manner prescribed above shall be deemed to have waived such objection and shall be bound by all the terms and provisions of the Stipulation and by all proceedings, orders and judgment in the Action.
                20.        The Court expressly reserves the right to do the following without further notice to members of the Class: (i) reschedule the Settlement Hearing; (ii) approve the Stipulation with modification(s) approved by the Parties; (iii) modify the Plan of Allocation; (iv) award such attorney’s fees and Litigation Expenses as the Court finds fair and reasonable; and (v) award reimbursement of costs and expenses incurred by Lead Plaintiffs as a result of their representation of the Class.
                21.        Neither Defendants, Defendants’ counsel nor any of the other Released Parties shall have any responsibility whatsoever for the administration of the Settlement; any Plan of Allocation of the Net Settlement Fund; or any disbursement of the Net Settlement Fund and shall not be permitted to review, contest or object to any Claim Form or any decision of the Claims Administrator or Lead Counsel with respect to accepting or rejecting any Claim Form or Claim for payment by a Class Member.  Any proposed Plan of Allocation of the Net Settlement Fund, any application for disbursement of the net Settlement Fund, any application for an attorneys’ fees and Litigation Expenses award submitted by Lead Counsel and any application for reimbursement of costs and expenses incurred by Lead Plaintiffs as a result of their representation of the Class will be considered separately from the fairness, reasonableness and adequacy of the Stipulation, the approval of the Judgment and the final certification of the Class as a class action.  Lead Counsel shall be responsible for the apportionment of fees and expenses amongst Plaintiffs’ Counsel.
                22.        All funds and other things of value held in the Escrow Account and/or by Bond Escrow Agent shall be deemed and considered to be in custodial legis and shall remain subject to the jurisdiction of the Court until such time as such funds or things of value shall be distributed pursuant to the Stipulation and/or further order of this Court.
                23.        If the Settlement is not approved or consummated for any reason whatsoever, the Settlement and the Stipulation shall be null and void, and without prejudice, and none of their terms shall be effective or enforceable and the facts of the Settlement shall not be admissible in any trial of this Action, and all parties to this Action shall be deemed to have reverted to their respective status in this Action immediately prior to August 6, 2010 and, except as otherwise expressly provided, the parties shall proceed in all respects as if the Stipulation and any related orders had not been entered, any portion of the Settlement Amount previously paid or caused to be paid or delivered by WellCare into the Escrow Account and/or to the Bond Escrow Agent, including but not limited to, any funds disbursed in payment of Litigation Expenses and attorneys’ fees, together with any interest earned or gains thereon, less any amounts for Taxes paid or owing with respect to such interest income and/or gains and/or for Notice and Administration Costs actually incurred and paid or payable, shall be returned to WellCare within fourteen (14) business days after written notification of such event by WellCare to the Lead Counsel.
                24.        Pending final determination of whether the Stipulation should be approved, the Lead Plaintiffs, all putative Class Members, and each of them, and anyone who acts or purports to act on their behalf, shall not institute, commence or prosecute any action which asserts the Settled Claims against the Defendants or any of the other Released Parties.
                25.        The administration of the proposed Settlement and the determination of all disputed questions of law and fact with respect to the validity of any claim or right of any person to participate in the distribution of the Settlement Fund shall be under the authority of this Court.
                26.        The Court retains exclusive jurisdiction over the Action to consider all further matters arising out of or connected with the Settlement.

DONE and ORDERED in Chambers in Tampa, Florida, this 9th day of February, 2011.

/s/ Virginia M. Hernandez Covington
VIRGINIA M. HERNANDEZ COVINGTON UNITED STATES DISTRICT JUDGE

Copies: All Counsel of Record

12